Exhibit 99.1

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

On July 2, 2025, Zhibao Technology Co., Ltd. (“Zhibao China”), a limited liability company incorporated under the laws of the People’s Republic of China (the “PRC” or “China”), one of the PRC subsidiary of Zhibao Technology Inc. (the “Company”), a Cayman Islands exempted company, entered into a share purchase agreement (the “SPA”) with Xuegeng Zhao and Qin’er Ye, the shareholders of Zhonglian Jinan Insurance Brokers Co., Ltd. (“Zhonglian Jinan”) and Zhonglian Jinan, to acquire an aggregate of 51% of the equity interest in Zhonglian Jinan, including 23% of the equity interest from Xuegeng Zhao and 28% of the equity interest from Qin’er Ye, for a total purchase price of RMB25.5 million (approximately US$3.5 million), subject to adjustment as provided in the SPA (the “Acquisition”).

The unaudited pro forma condensed combined balance sheet combines the Company's and Zhonglian Jinan’s balance sheets as of December 31, 2024, giving pro forma effect to the above transaction as if it had occurred on December 31, 2024. The unaudited pro forma condensed combined statement of operations combines the Company's and Zhonglian Jinan’s operations for the year ended June 30, 2024 and for the six months ended December 31, 2024, giving effect to the transaction as described on a pro forma basis as if the transaction had been completed on July 1, 2023.

The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X. These pro forma financial statements should be read in conjunction with the audited historical financial statements of the Company and the related financial statements for Zhonglian Jinan, which are included elsewhere in this current report on Form 6-K.

The unaudited pro forma condensed combined financial information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred had the acquisition of Zhonglian Jinan by the Company occurred on the indicated date, or during the operational periods presented, nor is it necessarily indicative of the future financial position or operating results.

A preliminary allocation of the purchase price has been made to major categories of assets and liabilities in the accompanying pro forma financial statements based on available information. The actual allocation of the purchase price and the resulting effect on income from operations may differ significantly from the pro forma amounts included herein. These pro forma adjustments represent the Company’s preliminary determination of purchase accounting adjustments and are based upon available information and certain assumptions that the Company believes to be reasonable. Consequently, the amounts reflected in the pro forma financial statements are subject to change, and the final amounts may differ substantially.

ZHIBAO TECHNOLOGY INC.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEETS

AS OF DECEMBER 31, 2024

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for share and per share data)

	Zhibao Technology Inc.	Zhonglian Jinan Insurance Brokerage Co., Ltd.	Adjustments		Note-3 Proforma	Combined Pro Forma
	RMB	RMB	RMB		Adjustments	RMB
ASSETS
Current Assets
Cash and cash equivalents	28,113,972	14,717,018	-			42,830,990
Restricted cash	105,800,332	2,687,118	-			108,487,450
Accounts receivable, net	135,313,361	23,413,972	(24,133,784	)(b)		134,593,549
Due from related parties	17,131,396	2,087,323	-			19,218,719
Prepaid expenses and other current assets, net	11,171,611	6,419,278	-			17,590,889
Total Current Assets	297,530,672	49,324,709	-24,133,784			322,721,597

Prepayments for equity investments	4,375,000	-	-			4,375,000
Property and equipment, net	188,131	6,173,990	-			6,362,121
Intangible assets, net	1,914,935	-	-			1,914,935
Operating lease right of use assets	5,885,455	267,051	-			6,152,506
Goodwill	-	-	30,494,903	(a)		30,494,903
Restricted cash, noncurrent	5,000,000	5,000,000	-			10,000,000
Deferred tax assets	43,192	-	-			43,192
Other non-current assets	41,004	1,022	-			42,026
Total Non-Current Assets	17,447,717	11,442,063	30,494,903			59,384,683
Total Assets	314,978,389	60,766,772	6,361,119			382,106,280

LIABILITIES, AND SHAREHOLDERS’ EQUITY
Current Liabilities
Short-term borrowings	33,800,000	-	-			33,800,000
Accounts payable	55,643,496	47,738,519	(24,133,784	)(b)		79,248,231
Insurance premium payable	111,448,220	-	-			111,448,220
Income tax payable	42,994	126,988	-			169,982
Due to related parties	8,561,749	-	-			8,561,749
Operating lease liabilities, current	2,537,123	168,834	-			2,705,957
Accrued expenses and other liabilities	15,278,258	19,916,500	25,500,000	(a)		60,694,758
Convertible notes	6,452,341	-	-			6,452,341
Warrant liabilities	1,239,814	-	-			1,239,814
Derivative liabilities	14,598	-	-			14,598
Subscription fees advanced from one investor	-	-	-			-
Total Current Liabilities	235,018,593	67,950,841	1,366,216			304,335,650

Operating lease liabilities, noncurrent	3,427,331	71,217	-			3,498,548
Deferred tax liabilities	3,761,000	2,538,641	-			6,299,641
Total Non-current Liabilities	7,188,331	2,609,858	-			9,798,189
Total Liabilities	242,206,924	70,560,699	1,366,216			314,133,839

Shareholders’ Equity
Class A ordinary shares (par value $0.0001 per share, 450,000,000 shares authorized, 14,707,073 and 15,231,387 shares issued and outstanding as of June 30, 2024 and December 31, 2024, respectively)	10,304	-	-			10,304
Class B ordinary shares (par value $0.0001 per share, 50,000,000 shares authorized, 16,816,692 and 16,816,692 shares issued and outstanding as of June 30, 2024 and December 31, 2024, respectively)	12,204	-	-			12,204
Paid-in capital		50,000,000	(50,000,000	)(a)		-
Additional paid-in capital	205,827,823	-	-			205,827,823
Accumulated deficit	(132,485,849)	(59,793,927)	59,793,927	(a)		(132,485,849)
Accumulated other comprehensive income (loss)	(593,017)	-	-			(593,017)
Non-controlling interest	-	-	(4,799,024	)(a)		(4,799,024)
Total Shareholders’ Equity	72,771,465	(9,793,927)	4,994,903			67,972,441
Total Liabilities and Shareholders’ Equity	314,978,389	60,766,772	6,361,119			382,106,280

ZHIBAO TECHNOLOGY INC.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS AND
COMPREHENSIVE INCOME

FOR THE SIX MONTHS ENDED DECEMBER 31, 2024

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for share and per share data)

	Zhibao Technology Inc.	Zhonglian Jinan Insurance Brokerage Co., Ltd.	Adjustments		Combined Pro Forma
	RMB	RMB	RMB		RMB

Revenues	146,371,285	91,924,671	(29,784,453	)(b)	208,511,503
Cost of revenues	(103,811,688)	(80,896,153)	29,784,453	(b)	(154,923,388)
Gross profit	42,559,597	11,028,518	-		53,588,115

Operating expenses
Selling and marketing expenses	(18,564,666)	(19,092,457)	-		(37,657,123)
General and administrative expenses	(14,282,228)	(15,051,486)	-		(29,333,714)
Research and development expenses	(5,908,365)	-			(5,908,365)
Total operating expenses	(38,755,259)	(34,143,943)	-		(72,899,202)

Income (loss) from operations	3,804,338	(23,115,425)	-		(19,311,087)

Other (expense) income
Interest income, net	(1,605,974)	11,142	-		(1,594,832)
Other income, net	533,414	151,705	-		685,119
Gain on fair value change of warrant liabilities	1,430,663	-	-		1,430,663
Gain on fair value change of derivative liabilities	722,631	-	-		722,631
Loss on settlement of convertible notes	(4,438,430)	-	-		(4,438,430)
Total other expense, net	(3,357,696)	162,847	-		(3,194,849)

Income (Loss) Before Income Taxes	446,642	(22,952,578)	-		(22,505,936)

Income tax expenses	(1,091,247)	(111,957)	-		(1,203,204)
Net Loss	(644,605)	(23,064,535)	-		(23,709,140)

Other comprehensive income (loss)
Foreign currency translation adjustments	(364,145)	-	-		(364,145)
Comprehensive income (loss)	(1,008,750)	(23,064,535)	-		(24,073,285)

Weighted average number of ordinary share outstanding
Basic	31,587,188	N/A	-		31,587,188
Diluted	31,587,188	N/A	-		31,587,188
Earnings (loss) per share
Basic	(0.02)	N/A	-		(0.75)
Diluted	(0.02)	N/A	-		(0.75)

ZHIBAO TECHNOLOGY INC.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS AND
COMPREHENSIVE INCOME

FOR THE YEAR ENDED JUNE 30, 2024

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for share and per share data)

	Zhibao Technology Inc.	Zhonglian Jinan Insurance Brokerage Co., Ltd.	Adjustments	Combined Pro Forma
	RMB	RMB	RMB	RMB
Revenues	183,669,326	191,705,510	-	375,374,836
Cost of revenues	(108,908,547)	(143,433,635)	-	(252,342,182)
Gross profit	74,760,779	48,271,875	-	123,032,654

Operating expenses
Selling and marketing expenses	(31,606,719)	(15,706,108)	-	(47,312,827)
General and administrative expenses	(17,954,289)	(32,973,455)	-	(50,927,744)
Research and development expenses	(15,092,620)	-	-	(15,092,620)
Total operating expenses	(64,653,628)	(48,679,563)	-	(113,333,191)

Income (loss) from operations	10,107,151	(407,688)	-	9,699,463

Other (expense) income
Interest income, net	(848,575)	85,193	-	(763,382)
Other income, net	507,609	310,316	-	817,925
Gain on extinguishment of liability	8,996,341	-	-	8,996,341
Gain on fair value change of warrant liabilities	-	-	-	-
Gain on fair value change of derivative liabilities	-	-	-	-
Loss on settlement of convertible notes	-	-	-	-
Total other expense, net	8,655,375	395,509	-	9,050,884

Income (Loss) Before Income Taxes	18,762,526	(12,179)	-	18,750,347

Income tax expenses	(5,510,773)	(1,223,385)	-	(6,734,158)
Net Income (Loss)	13,251,753	(1,235,564)	-	12,016,189
Other comprehensive income (loss)
Foreign currency translation adjustments	(233,990)	-	-	(233,990)
Comprehensive income (loss)	13,017,763	(1,235,564)	-	11,782,199

Weighted average number of ordinary share outstanding
Basic	30,367,806	N/A	-	30,367,806
Diluted	30,367,806	N/A	-	30,367,806
Earnings (loss) per share
Basic	0.44	N/A	-	0.40
Diluted	0.44	N/A	-	0.40

ZHIBAO TECHNOLOGY INC.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

1. Basis of Presentation

The unaudited pro forma condensed combined financial statements were prepared using the acquisition method of accounting under the provision of ASC 805 on the basis of the Company as the accounting acquirer of Zhonglian Jinan. Under the acquisition method, the acquisition date fair value of the gross consideration paid by the Company to close the Acquisition was allocated to the assets acquired and liabilities assumed based on their estimated fair value. Management of the Company has made significant estimates and assumptions in determining the preliminary allocation of the gross consideration transferred in the unaudited pro forma condensed combined financial information. As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amount recorded may differ materially from the information presented.

The pro forma adjustments reflecting the consummation of the acquisition are based on certain currently available information and certain assumptions and methodologies that the Company believes are reasonable under the circumstances. The unaudited condensed pro forma adjustments may be revised as additional information becomes available and alternative valuation methodologies are evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments and it is possible the differences may be material. The Company believes that its assumptions and methodologies provided a reasonable basis for presenting all the significant effects of the acquisition contemplated based on information available to management at the time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined balance sheet combines the Company’s and Zhonglian Jinan’s balance sheets as of December 31, 2024 as if the acquisition had occurred on December 31, 2024. The unaudited pro forma condensed combined statement of operations combines the Company’s and Zhonglian Jinan’s operations for the year ended June 30, 2024 and for the six months ended December 31, 2024, giving effect to the transaction as described on a pro forma basis as if the acquisition had been completed on July 1, 2023. These unaudited pro forma combined condensed financial statements are based upon the historical financial statements of the Company and Zhonglian Jinan after considering the effect of the adjustments described in these footnotes.

The accompanying unaudited pro forma combined financial statements do not give effect to any cost savings, revenue synergies or restructuring costs which may result from the integration of the Company and Zhonglian Jinan operations. Further, actual results may be different from these unaudited pro forma combined financial statements. They should be read in conjunction with the historical financial statements and notes thereto of the Company and Zhonglian Jinan.

2. Estimated Preliminary Purchase Price Allocation

The preliminary consideration and allocation of the purchase price to the fair value of Zhonglian Jinan’s assets acquired and liabilities assumed as if the acquisition date was December 31, 2024 is presented below:

RMB
Consideration per the share purchase agreement	25,500,000

Recognized amounts of identifiable assets acquired and liabilities assumed
Cash and cash equivalents	14,717,018
Restricted cash	2,687,118
Accounts receivable, net	23,413,972
Due from related parties	2,087,323
Prepaid expenses and other current assets, net	6,419,278
Property and equipment, net	6,173,990
Operating lease right of use assets	267,051
Restricted cash, noncurrent	5,000,000
Other non-current assets	1,022
Accounts payable	(47,738,519)
Income tax payable	(126,988)
Due to related parties	-
Operating lease liabilities, current	(168,834)
Accrued expenses and other liabilities	(19,916,500)
Operating lease liabilities, noncurrent	(71,217)
Deferred tax liabilities	(2,538,641)
Total identifiable net assets (liabilities)	(9,793,927)
Fair Value allocated to 49% non-controlling interest	(4,799,024)
Goodwill	30,494,903

Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assumed of Zhonglian Jinan.

The Company has not completed the detailed valuation necessary to estimate the fair value of the assets acquired and the liabilities assumed and, accordingly, the adjustments to record the assets acquired and liabilities assumed at fair value reflect the best estimate of the Company based on the information currently available and are subject to change once additional analyses are completed.

As the goodwill calculation above assumed full payment of the purchase price, the final amount recorded may differ materially from the information presented.

3. Proforma Adjustments

The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the acquisition and has been prepared for informational purposed only.

The historical financial statements have been adjusted in the unaudited pro forma condensed combined financial information to give pro forma effect to events that are directly attributable to the acquisition, factually supportable, and with respect to the statements of operations, expected to have a continuing impact on the results of the Company.

The pro forma adjustments are comprised of the following elements:

(a)	Represents the Company’s accrual for the consideration payable as a result of the acquisition and the elimination of Zhonglian Jinan’s historical equity balances.

(b)	Elimination for transactions between the Company and Zhonglian Jinan.